
September 8, 2011

<u>Via E-mail</u>
Mr. Paul E. Martin
Chief Financial Officer
Perficient, Inc.
520 Maryville Centre Drive, Suite 400
Saint Louis, Missouri 63141

  Re: Perficient, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 3, 2011
    Form 10-Q for the Quarterly Period Ended March 31, 2011
    Filed May 5, 2011
    File No. 001-15169

Dear Mr. Martin:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Patrick Gilmore

         Patrick Gilmore
         Accounting Branch Chief